UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57673/April 17, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12985

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In the Matter of   :
                                              :   ORDER MAKING FINDINGS
AARO BROADBAND WIRELESS   :   AND REVOKING
  COMMUNICATIONS, INC.,   :   REGISTRATIONS BY DEFAULT
AGRI BIO-SCIENCES, INC.,   :   AS TO THREE RESPONDENTS
ALABASTER CORP., and   :
ALCHEMY HOLDINGS, INC.   :

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 7, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to Respondents no later than March 11, 2008, in a manner that complies with Rule 141(a) of the Commission's Rules of Practice. Under the terms of the OIP, Respondents were required to file Answers within ten days after service of the OIP. The Commission accepted an offer of settlement from Respondent Alabaster Corp. on March 26, 2008. No Answers have been received from the other three Respondents and the time for filing Answers has expired.

       On March 25, 2008, I ordered the other three Respondents to show cause why they should not be held in default and why the registrations of their respective registered securities should not be revoked. No responses to the Order to Show Cause have been received, and the time for responding has expired. Accordingly, these three Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

       Aaro Broadband Wireless Communications, Inc. (Aaro) (CIK No. 47968), is a revoked Nevada corporation located in Oklahoma City, Oklahoma, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Aaro is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $386,194 for the prior three months. As of October 18, 2007, the company's common stock (symbol "AARW") was traded on the over-the-counter markets.

       Agri Bio-Sciences, Inc. (Agri Bio) (CIK No. 1060212), is a void Delaware corporation located in Spring, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Agri Bio is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000.

Alchemy Holdings, Inc. (Alchemy) (CIK No. 841183), is a dissolved Florida corporation located in Aventura, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Alchemy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999, which reported a net loss of $267,316 for the prior six months.

These three Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, these three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Aaro Broadband Wireless Communications, Inc., Agri Bio-Sciences, Inc., and Alchemy Holdings, Inc., are revoked.

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James T. Kelly
Administrative Law Judge